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THOMAS WARDELL (404) 527-4990		EMAIL ADDRESS twardell@mckennalong.com

April 11, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405

Attn:	Lisa Kohl Catherine T. Brown Mara L. Ransom

Re:	China Recycling Energy Corporation Registration Statement on Form S-3
Filed February 22, 2012 File No. 333-179628

Dear Ms. Kohl:

On behalf of our client, China Recycling Energy Corporation (“CREG” or the “Company” and sometimes referred to as “we” or “our”), and pursuant to our phone conference on April 5, 2012, this firm is filing a response to the SEC Comment Letter, dated March 20, 2012, in connection with complying with the issues and outstanding disclosure items set forth therein.

Registration Statement on Form S-3

General

Comment:	We note your Item 2.01 Form 8-K filed on July 11, 2011 and amended on July 13, 2011. It does not appear that this Form 8-K was timely filed. Accordingly, please explain why you believe that you are eligible to register securities on Form S-3 at this time. Refer to General Instruction I.A.3(b) of Form S-3.

Response:

Our current position is that the Company is eligible to register securities on a Form S-3, because the Company was not required to report the at-issue transaction under Item 2.01 of Form 8-K. The at-issue Form 8-K, initially filed on July 11, 2011, should have been filed under Items 1.01 and 2.03.

A filing under Item 2.01 is only required if the reporting company (or any of its subsidiaries) completes the acquisition or disposition of a significant amount of assets, otherwise than in the ordinary course of business. An acquisition or disposition is deemed to involve a “significant amount of assets,” if (i) the acquisition or disposition exceeded 10% of the total assets of CREG or (ii) it involved a business that is “significant” as such term is defined in Item 11-01 of Regulation S-X.

United States Securities and Exchange Commission

April 11, 2012

As reported by the Company on the aforementioned Form 8-K, pursuant to the terms and conditions of that certain Financial Leasing Agreement, dated June 28, 2011, by and between the Company’s wholly-owned subsidiary, Xi’an TCH Energy Technology Co., Ltd. (“Xi’an TCH”) and Cinda Financial Leasing Co., Ltd. (“Cinda”), Xi’an TCH transferred ownership of a set of steam turbine waste heat power generations systems, four furnaces and certain ancillary assets to Cinda for an aggregate sale price of approximately $6.64 million. For reference, the Company had total assets of $208,013,149 for fiscal year ended December 31, 2011 and total assets of $165,728,487 for fiscal year ended December 31, 2010 (please see Form 10-Ks on file with the SEC). The transaction did not meet the bright-line test of materiality required under Item 2.01, and, therefore, a filing was not required under Item 2.01 and should not result in the Company losing Form S-3 eligibility. Note, an untimely filing under Items 1.01 and 2.03 (i.e., the items where disclosure was required) does not result in a loss of Form S-3 eligibility (see Article I, Eligibility Requirements for Use of Form S-3).

If the SEC desires, and as discussed during our phone conference on April 5, 2012, the Company will file an Form 8-K/A, eliminating the voluntary reference to Item 2.01.

Selling Stockholders, Page 5

Comment:	Please disclose the person(s) with voting and/or investment control over the shares held by Carlyle Asia Growth Partners III, CAGP III Co-Investment, L.P., MRV Asia Capital Fund, Great Essential Investment, Ltd., and Sino Way Limited. For additional guidance, refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations, located on our website.

Response:

For ease of reference, the Company’s response is broken-down by each entity, in the following order: (i) Carlyle Asia Growth Partners III & CAGP III Co-Investment, L.P., (ii) MRV Asia Capital Fund, (iii) Great Essential Investment, Ltd. and (iv) Sino Way Limited. Amendment No. 1 to the Company’s Form S-3 registration statement shall disclose the requested information as follow: (please refer to the footnotes accompanying the Selling Security Stockholder Table on pgs. 7-8 of the to be filed form S-3/A).

Carlyle Asia Growth Partners III & CAGP III Co-Investment, L.P.

The Company shall include the requested disclosure for both Carlyle Asia Growth Partners III and CAGP III Co-Investment, L.P. in Footnote 8 of the Selling Security Stockholder Table (please see pgs. 7-8 of the to be filed Form S-3/A). Footnote 8 has been revised to include the following disclosure: “DBD Cayman Holdings, Ltd. exercises investment discretion and control over the shares held by each of Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P., through its indirect subsidiary, CAGP General Partner, L.P., which is the general partner of each of Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. DBD Cayman Holdings, Ltd. is controlled by its ordinary members, and all action relating to the voting or disposition of the Common Stock covered by this Registration Statement requires approval of a majority of the ordinary members. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the ordinary members of DBD Cayman Holdings, Ltd., may be deemed to share beneficial ownership of the shares of Common Stock in the Company beneficially owned by DBD Cayman Holdings, Ltd.”

United States Securities and Exchange Commission

April 11, 2012

MRV Asia Capital Fund

The Company shall include the requested disclosure for MRV Asia Capital Fund in Footnote 6 of the Selling Security Stockholder Table (please see pgs. 7-8 of the to be filed Form S-3/A). Footnote 6 has been revised to include the following disclosure: “MRV Capital Pte Ltd., as the investment manager of MRV Asia Capital Fund, exercises investment discretion and control over the shares held by the MRV Asia Capital Fund. MRV Capital Pte Ltd. is controlled by its fund managers, Mr. Yek Tiew Chan and Mr. Michael Ong, and all action relating to the voting or disposition of the common stock held in the Company requires unanimous consent of the fund managers.”

Great Essential Investment, Ltd.

The Company shall include the requested disclosure for Great Essential Investment, Ltd. in Footnote 7 of the Selling Security Stockholder Table on pgs. 7-8 of the to be filed Form S-3/A. Footnote 7 has been revised to include the following disclosure: “Mr. Jinghe Dong is the sole shareholder of Great Essential Investment, Ltd. and is the beneficial owner (i.e., exercises all investment discretion and voting control) of the shares owned by Great Essential Investment, Ltd.”

Sino Way Limited

We reviewed your comment and the additional guidance you referenced and note that the requested information for Sino Way Limited was included in the previously filed Form S-3. We direct your attention to the Selling Stockholder Table on pgs. 7-8 of the initial Form S-3, specifically Footnote 8. For ease of reference, Footnote 8 states, in part, as follows: “[t]he address of Sino Way Limited is 100 Beach Road, #25-06 Shaw Towers, Singapore 189702. Mr. David Chong, our CFO and Secretary, is the sole shareholder of Sino Way Limited and is the beneficial owner of the shares owned by Sino Way Limited.” (emphasis added). In addition, we direct your attention to the following paragraph at the bottom of page 6 of CREG’s Form S-3.

“The following selling stockholders have had a material relationship with the Company within the past three years: (i) Carlyle Asia Growth Partners III, L.P., (ii) GAGP III Co. Investment L.P. (together, with Carlyle Asia Growth Partners III, L.P. referred to as the “Investors” in this Registration Statement) and (iii) Sino Way Limited…David Chong, our Chief Financial Officer and Secretary, is the sole stockholder of Sino Way Limited. Mr. Chong has served as our Chief Financial Officer and Secretary since December 30, 2010. Other than as described above, none of the selling stockholders has, or within the past three years has had, any position, office or material relationship with us or any of our predecessors or affiliates.” (emphasis added)

Signatures

Comment:	Please revise the second signature block to identify your principal executive officer and principal financial officer. Refer to Instruction 1 to the Signatures section of Form S-3.

Response:

We reviewed your comment and note that the Signature Page to the previously filed Form S-3 identifies Mr. David Chong as our Chief Financial Officer, Principal Accounting Officer and Secretary. Nonetheless, the to be filed Amendment No. 1 to the Company’s Form S-3 registration statement shall include a revised signature block that identifies Mr. David Chong as our principal financial officer. (please refer to signature page of to be filed S-3/A).

United States Securities and Exchange Commission

April 11, 2012

Exhibit Index

Comment:	Please revise the exhibit index to include, and file or incorporate by reference, the biomass power generation asset transfer agreement pursuant to which the shares to be sold by Xueyi Dong were issued.

Response:

Amendment No. 1 to the Company’s Form S-3 registration statement shall incorporate by reference the Form 8-K filed by the Company on July 6, 2010. The noted Biomass Power Generation Asset Transfer Agreement was attached as Exhibit 10.1. to the Form 8-K filed on July 6, 2010. (please refer to Exhibit Index of the to be filed S-3/A).

Exhibit 5.1 – Opinion of McKenna Long & Aldridge LLP

Comment:	Please have counsel remove as inappropriate the limitation on counsel’s expertise in the first paragraph on page 2 of the opinion. Refer to Section II.B.3.b of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, available on our website.

Response:

As requested and discussed on our April 5, 2012 phone conference, the following limitation on expertise shall be deleted from Exhibit 5.1 - Opinion of McKenna Long & Aldridge LLP: “We are not members of the Bar of the State of Nevada.”

Paragraph 1, on page 2 of the Legal Opinion accompanying Amendment No. 1 to the Company’s Form S-3 shall be revised as follows: “Our opinion is limited to applicable statutory provisions of Chapter 78 of the Nevada Revised Statutes and the reported judicial decisions interpreting those laws, and federal laws of the United States of America to the extent referred to specifically herein.  We do not express any opinion herein concerning any other laws.  We are generally familiar with Chapter 78 of the Nevada Revised Statutes as currently in effect and the judicial decisions thereunder and have made such inquiries and review of matters of fact and law as we determined necessary to render the opinion contained herein.   We assume no obligation to revise or supplement this opinion in the event of future changes in such laws or the interpretations thereof or such facts.  We express no opinion regarding the Securities Act, or any other federal or state laws or regulations.” (please refer to Exhibit 5.1 of the to be filed S-3/A).

United States Securities and Exchange Commission

April 11, 2012

Note, shortly after filing this response with the SEC, the Company plans on filing a Form S-3/A that reflects the changes noted above. I will confirm with you next Monday, April 16, 2012, that the to be filed Form S-3/A is satisfactory. If, before that time, you have any further comments or require any further information or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. Jay Shah at (404) 527-4593.

Very truly yours,
/s/ Thomas Wardell, Esq.
Thomas Wardell, Esq.

cc:	David Chong, CFO, China Recycling Energy Corp.
Jeffrey Li, Esq.
Jay V. Shah, Esq.